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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                Panatech Research and Development Corporation
_______________________________________________________________________________
                (Exact name of issuer as specified in charter)


                P.O. Box 23160, Albuquerque, New Mexico 87192
______________________________________________________________________________
                   (Address of principal executive office)

Issuer's telephone number, including area code     505-271-2200
                                                ______________________________

I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

        1.   Title of security   Common Stock
                              ________________________________________________

        2.   Number of shares outstanding before the change    3,692,300
                                                           ___________________

        3.   Number of shares outstanding after the change    3,902,415
                                                          ____________________

        4.   Effective date of change     September 21, 1995
                                     _________________________________________

        5.   Method of change:

             Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

             exercise of warrants
             _________________________________________________________________


Give brief description of transaction:  outstanding warrants exercised
                                        _____________________________________

II. CHANGE IN NAME OF ISSUER

        1.    Name prior to change ____________________________________________

        2.    Name after change _______________________________________________

        3.    Effective date of charter amendment changing name _______________

        4.    Date of shareholder approval of change, if required _____________


Date: September 27, 1995          Panatech Research and Development Corporation
      _____________________       _____________________________________________


                                  /s/ Arthur J. Rosenberg
                                  _____________________________________________

                                  Arthur J. Rosenberg, President
                                  _____________________________________________
                                         (Officer's signature and title)